FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA ANDENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

     GulfTerra Energy Partners L.P. is filing a slide presentation to be presented by Robert G. Phillips, Chairman and Chief Executive Office of GulfTerra, on March 2, 2004, at the Annual Investor Conference of the Coalition of Publicly Traded Partnerships.

Robert G. Phillips Chairman and Chief Executive Officer 2004 Master Limited Partnership Investor Conference March 2, 2004

Regulatory Statements Cautionary Statement Regarding Forward Looking Statements This release includes forward-looking statements and projections. The partnership has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors, including the integration of acquired businesses, pending merger with Enterprise Partners, status of the partnership's greenfield projects, successful negotiation of customer contracts, and general economic and weather conditions in markets served by GulfTerra Energy Partners and its affiliates, could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership's (and its affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results. Non-GAAP Reconciliations Reconciliations of non-GAAP measures used in this presentation to the most comparable GAAP measures are available on the "Investors" page of our website at www.gulfterra.com, on a tab entitled non-GAAP reconciliations including a reconciliation of consolidated EBITDA to net income.

Merger of EPD and GTM On December 15, 2003, Enterprise Products, GulfTerra Energy and El Paso Corporation announced a multi-step transaction resulting in the merger of EPD and GTM Step one: EPD acquired a 50% interest in GTM's GP Step two: Merger to be completed upon receipt of approvals (1.81x exchange ratio) HSR filed in January 2004 Joint proxy (S-4) to be filed in March 2004 Announced post-merger executive management teams and initiated post-merger integration process Transaction expected to close second half 2004 following unitholders and FTC approvals

Combined EPD and GTM System Map Complementary assets provide geographic and product diversity and balance Full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast Complementary business profile generates substantial fee-based, cash flow and provides commodity price insulation

GTM Six-Year Performance EBITDA Net Income Fixed Cost Coverage 1998 52 1 0.62 1999 91 19 0.89 2000 107 21 0.84 2001 162 55 1.07 2002 267 98 1.02 2003 440 163 1 0.08 2004E 230 Net Income ($MM) EBITDA Net Income Fixed Cost Coverage 1998 52 1 0.62 1999 91 19 0.89 2000 107 21 0.84 2001 162 55 1.07 2002 267 98 1.02 2003 435 185 1 0.08 2004E 460 EBITDA ($MM) CAGR = 53% CAGR = 177% LP Distributions ($ per unit) EBITDA Net Income Distributions 4th Qtr 1998 52 1 2.1 20.4 1999 91 19 2.1 31.6 2000 107 21 2.2 43.9 2001 162 55 2.45 70 2002 267 94 2.7 2003 440 185 2.84 Unit Price Performance (%) 35% increase GTM EPD S&P 500 MLP Index 12/31/2003 3.17003 4.83828 0.90457 2.86098 11/28/2003 3.00884 4.52295 0.86086 2.72434 10/31/2003 2.91108 4.26281 0.85477 2.6198 9/30/2003 2.94 4.37802 0.810000000130967 2.594 8/29/2003 2.901 4.28891 0.82 2.553 7/31/2003 2.824 4.24242 0.806 2.517 6/30/2003 2.703 4.29255 0.793 2.486 6/30/2003 2.70282 4.25826 0.79277 2.47008 5/30/2003 2.63658 4.31351 0.7839 2.39324 4/30/2003 2.47243 3.90921 0.74593 2.35298 3/31/2003 2.19106 3.78546 0.69001 2.18514 2/28/2003 2.21436 3.56235 0.68429 2.14648 1/31/2003 2.18823 3.57231 0.69613 2.10514 12/31/2002 1.92345 3.27032 0.71575 2.03072 11/29/2002 2.05886 3.42868 0.7617 1.95788 10/31/2002 2.06577 3.52537 0.72058 1.94796 9/30/2002 1.99877 3.93916 0.66324 1.95409 8/30/2002 2.38865 3.6392 0.74524 2.0376 7/31/2002 2.20959 2.88303 0.74162 1.92426 6/28/2002 2.10798 3.9635 0.80523 1.86412 5/31/2002 2.26871 4.12672 0.86814 2.04272 4/30/2002 2.38513 4.22846 0.87609 2.11876 3/29/2002 2.13586 4.34652 0.93342 2.06342 2/28/2002 2.14202 4.41561 0.90034 1.93083 1/31/2002 2.41051 4.06133 0.91944 2.11004 12/31/2001 2.3777 4.14333 0.93398 2.06923 11/30/2001 2.39752 4.04406 0.92696 2.04653 10/31/2001 2.36812 3.94543 0.86215 2.10073 9/28/2001 2.28828 3.94543 0.84682 1.98392 8/31/2001 2.33605 3.64292 0.92219 2.04153 7/31/2001 2.15312 3.32016 0.98536 1.94135 6/29/2001 1.94768 3.17902 0.99609 1.81941 5/31/2001 2.04043 3.25547 1.02163 1.85555 4/30/2001 1.96623 2.86975 1.01646 1.82735 3/30/2001 1.89444 2.80847 0.94395 1.66537 2/28/2001 1.98734 2.68009 1.00871 1.62272 1/31/2001 1.76936 2.55809 1.11127 1.6054 12/29/2000 1.63508 2.16649 1.07407 1.45779 11/30/2000 1.38926 2.10038 1.06973 1.2931 10/31/2000 1.54197 2.30805 1.16284 1.30884 9/29/2000 1.56177 2.03886 1.16863 1.35158 8/31/2000 1.39392 1.83946 1.23466 1.23286 7/31/2000 1.31729 1.75559 1.16401 1.19657 6/30/2000 1.39044 1.69219 1.18334 1.1425 5/31/2000 1.36548 1.60929 1.15568 1.0896 4/28/2000 1.32627 1.5032 1.18158 1.0694 3/31/2000 1.07971 1.5032 1.21912 1.05044 2/29/2000 1.04488 1.55077 1.11161 1.05947 1/31/2000 1.11454 1.368 1.13442 1.07858 12/31/1999 1.03238 1.40973 1.19526 0.97261 11/30/1999 1.0969 1.40973 1.1299 0.97448 9/30/1999 1.2084 1.42153 1.04351 1.0712 8/31/1999 1.2416 1.43058 1.07418 1.13439 7/30/1999 1.2914 1.34004 1.08094 1.09576 6/30/1999 1.22788 1.30779 1.11672 1.05481 5/31/1999 1.13692 1.26803 1.05907 1.0382 4/30/1999 1.22138 1.26361 1.08619 1.07429 3/31/1999 1.15378 1.09467 1.04648 0.99462 2/26/1999 1.047253 1.10329 1.0074 0.98073 1/29/1999 1.11246 1.25844 1.04101 1.03585 12/31/1998 1 1 1 1 GTM 217.0% MLP Peers 186.1% S&P 500 (9.5)% 12/98 12/99 12/00 12/01 12/02 12/03 Peer group: BPL, EEP, EPD, KPP, KMP, MMP, NBP, PAA, TCLP, TPP Source: UBS

GTM 2003 Review Digested more than $1.5 Billion of 2002 acquisitions Achieved record EBITDA of $435 MM and Net Income of $163 MM Implemented new governance and independence initiatives Improved balance sheet and lowered cost of capital Increased distribution 5.2% ($2.84 annual) Initiated flows on Falcon, Matterhorn and Medusa developments, progress on new Deepwater GOM projects Invested $278 MM growth capex Announced merger with Enterprise Products Partners

GTM 2003 Balance Sheet $ Millions 1 Includes pro forma EBITDA for asset acquisitions and divestitures in 2001 and 2002 Revolving credit Term loans Acq. Loan Argo (non-recourse) Senior notes Sub notes Partners' capital Series B Total capital EBITDA1 Net Income Debt / Total Cap Debt / EBITDA Total weighted avg. cost of capital 2002 $ 491 320 238 - - 855 $ 1,904 $ 792 158 $ 2,854 $ 386 $ 98 66.7% 4.9 x 9.97% 2003 $ 382 300 - - 250 886 $ 1,818 $ 1,252 - $ 3,070 $ 435 $ 163 59.2% 4.2 x 8.26% 2001 $ 300 - - 95 - 425 $ 820 $ 358 143 $ 1,321 $ 196 $ 55 59.2% 3.7 x 8.38%

Leading Midstream Assets

GulfTerra

- 15,800+ miles gas pipeline (10.9 Bcf/d)
- 340+ miles offshore oil pipeline (635 MBbl/d)
- 5 Processing/treating plants (1.5 Bcf / 50 MBbl/d)
- 4 NGL fractionation plants (120 MBbl/d)
- 20 Bcf gas storage; 25 MMBbl NGL storage
- 7 offshore hub platforms



San Juan Basin
Black Warrior Basin
CARLSBAD
BARNETT SHALE
Permian Basin
PETAL STORAGE
Viosca Knoll
Cameron Highway
Poseidon
HIOS
Medusa
Allegheny
Falcon
Falcon Nest
East Breaks
Phoenix
Marco Polo
TEXAS NGL FACILITIES
Gas pipeline
Gas pipeline under construction
Oil pipeline
Oil pipeline under construction
NGL pipeline
Platform
Gas processing/treating plant
NGL fractionation plant
Gas storage facility

8

San Juan: Highlights 2003 gathered volumes: 1,227 MDth/d Connected 259 wells Approximately 75% of 2004 gas exposure hedged at $4.23/Dth 2003 processed volumes: 665 MDth/d Approximately 50% of 2004 NGL exposure hedged for the first three quarters at $0.45 to $0.51/gal $43 MM system expansion project underway

Texas Pipeline: Highlights 2003 Average volume: 3.3 Bcf/d Transportation revenue increased approximately 6% from 2002 Re-contracted 325 MMcf/d, average term of 3 years, 20% increase in fee Barnett Shale: Peak of 400 MMcf/d in 2003 Results negatively impacted by lost and unaccounted for gas and imbalance revaluations: $6 MM and $12 MM respectively 2004 Re-contract firm capacity with major customers at increased transport and fuel rates (360 MMcf/d) Pursue expansion opportunities related to Barnett Shale in North Texas and the power generation loads in Mexico Wilson storage Barnett Shale Corpus Christi Houston Fort Worth Dallas Waha Hub Carthage Hub Austin San Antonio

Storage: Highlights Strategically located in Southeast 13.5 Bcf high deliverability salt dome storage facility 2003 interruptible revenues of $3.5 MM All available capacity is subscribed 52% subscribed beyond 2021 FERC authority for 8 Bcf expansion Convert 1.8 Bcf - Commitments on 83%, outstanding proposals on rest Create 5 Bcf - Signed LOI with SNG to build and sell, along with interest in the Petal Pipeline 1.2 Bcf expansion of existing cavern TGP Sonat Transco Petal Pipeline Destin Petal and Hattiesburg storage LA MS AL Hattiesburg Petal Future expansion Surface Heavy Cap Rock Salt Dome

Offshore Gas Pipelines: Highlights HIOS/East Breaks Volumes stable in 2003 Deepwater drilling activity in Alaminos Canyon and East Breaks areas should provide future supply opportunities Viosca Knoll Initiated flows from Medusa and Matterhorn fields November 2003 Additional development drilling around connected platforms should add volumes in 2004 Phoenix Completed installation of pipeline Spar facility expected to be installed in March 2004 First flow expected mid-2004 Medusa Falcon Nest Poseidon HIOS East Breaks Allegheny Viosca Knoll EC373 GB72 SS331/ SS332 VK817 Typhoon TPC Red Hawk Phoenix

Poseidon Oil Pipeline: Highlights 2003 volumes: 127,214 BOPD Expect Marco Polo deliveries mid-2004 (ramp to 50,000 BOPD by EOY 2004) and Front Runner deliveries in 3Q2004 (ramp to 60,000 BOPD by EOY 2004) Finalizing commitment of shelf based field that should add 15,000 BOPD in 2005 Potential volumes from undedicated barrels on Caesar pipeline With new additions, expect 60% increase in 2005 from 2003 volume levels Poseidon GB72 Front Runner Allegheny Marco Polo MS LA Houma New Orleans Brutus Typhoon Caesar pipeline SS332

Falcon Platform and Pipeline: Highlights Installed platform and pipeline ahead of schedule First production March 2003 Added Harrier field in January 2004 Current volumes: 270 MMcf/d Raptor and Tomahawk discoveries connected in 3Q2004; platform volumes expected to increase up to 350 MMcf/d Pioneer plans additional exploration on significant acreage position

Marco Polo Status Report Platform installed in January 2004 Capacity: 120,000 BOPD 300 MMcf/d Anadarko installing workover rig (commencing 6-well completion program) Mechanical completion late 1Q2004 Oil and gas export pipelines installed First production Mid-2004 Poseidon Allegheny Marco Polo Houma Typhoon gas pipeline ANR Cameron Highway

Marco Polo Platform Installation

Marco Polo Area Potential



Dedicated leases
Producing leases
Lease with discovery
Lease with prospect
GC391/435 Yorick
GC344
GC436/480 Mummy
GC562 K2
GC518
GC563 Timon
GC472/3 King Kong
GC516 Yosemite
GC608 Marco Polo
GC610 Shenzi
GC604 Palmer
GC646 Daniel Boone
GC652 Genghis Khan
GC610 Neptune
GC691/2 Marichal
GC823 Puma
GC737 Mighty Joe Young
GC872 Frampton

- Significant activity in the area of the Marco Polo platform
- K-2 and GC518 are expected to be connected and flowing by mid-year 2005
- Gas drilling activity planned in the area with connection potential to platform

GulfTerra

17

Cameron Highway Status Report



Port Arthur
Texas City
Houma
HIA5
Outer Continental Shelf
GB72
SS332
Atlantis
Deepwater Trend
Holstein
Mad Dog
Cameron Highway
Poseidon
Caesar

- Ship Shoal 332B and High Island platform jackets installed
- Bifurcated 88-mile segment of 24" offshore pipelines, completed
- Onshore installation, in progress
- 239 miles of 30" pipeline, 36% complete
- Mechanical completion expected 3Q2004
- First production estimated 4Q2004

18

Cameron Highway Supply Opportunities

GulfTerra


Cameron Highway
Poseidon
SS332
GC65
Typhoon
Brutus
Allegheny
Sturgis
Front Runner
GC518
Neptune
Marco Polo
K2
Shenzi
Tahiti
Constitution
Holstein
Atlantis
Tonga
Puma
Mad Dog
Myrtle Beach
Chinook
Cascade

- Life of reserves dedication from Holstein, Mad Dog, Atlantis
- Significant discoveries at Tahiti, Shenzi and Neptune
- Pipeline supply capacity of 1 million barrels per day from prolific South Green Canyon area
- Potential opportunities for new deepwater gathering pipelines

19

Deepwater Discoveries Awaiting Development TX LA MS AL Texas City Port Arthur Houma New Orleans Corpus Christi

2004 GTM Expectations EBITDA Guidance $460-470 MM 13-15% growth rate in base business Net Income Guidance $230-245 MM Expect $100-105 MM of growth capex and $50-55 MM sustaining capital Maintain debt to capital of less than 60% Complete organic growth projects on schedule Complete merger with Enterprise Products in second half 2004

Robert G. Phillips Chairman and Chief Executive Officer 2004 Master Limited Partnership Investor Conference March 2, 2004